SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2014

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page Number

1.1	Announcement of annual results for the year ended 31 December 2013, dated March 19, 2014	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate the acquired business or assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•	any changes in the regulations or policies of the Ministry of Industry and Information Technology, or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

•	tariff policies;

•	interconnection and settlement arrangements;

2

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	effects of our restructuring and integration following the completion of our acquisition of the Code Division Multiple Access technology, or CDMA, telecommunications business in 2008;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry as a result of the issuance of the third generation mobile telecommunications, or 3G, licenses by the MIIT;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business; and

•	changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: March 19, 2014	By:	/s/ Wang Xiaochu
	Name:	Wang Xiaochu
	Title:	Chairman and Chief Executive Officer

4

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

ANNOUNCEMENT OF ANNUAL RESULTS

FOR THE YEAR ENDED 31 DECEMBER 2013

HIGHLIGHTS

–	Operating revenues reached RMB321,584 million, up by 13.6%. Excluding mobile terminal sales, operating revenues reached RMB284,149 million, up by 10.0%

–	EBITDA was RMB96,551 million. EBITDA margin was 34.0%

–	Profit attributable to equity holders of the Company was RMB17,545 million, up by 17.4%, basic earnings per share were RMB0.22

•	Total number of mobile subscribers was 186 million, net increase of 24.96 million, up by 15.5%, of which the number of 3G mobile subscribers was 103 million, net increase of 34.06 million, up by 49.3%

•	Total number of wireline broadband subscribers was 100 million, net increase of 9.98 million, up by 11.1%

•	Total number of access lines in service was 156 million, net decrease of 7.20 million, down by 4.4%

CHAIRMAN’S STATEMENT

In 2013, the Company accurately captured the development pattern of mobile Internet and the integration trend of the industry. Deepened transformation has enhanced its scale as well as profitability, with progressive strengthening in market position. Riding on the comprehensive implementation of the “Three New Roles”1 strategy, the emerging businesses experienced rapid growth while the business structure optimisation has accelerated, steadily enhancing our corporate development capabilities. Adhering to the Internet’s spirit of “openness, cooperation and innovation”, the Company boldly explored and accelerated its evolution into a mode of operation that integrated deepened efficiently-centralised management and comprehensive sub-division of performance evaluation units, leading to pronounced improvement in corporate vitality and efficiency. The Company also established its grand blueprint of “creating a New China Telecom in five years”. 4G licensing started a new era of mobile Internet, bringing vast potential for future corporate development.

Operating Results

In 2013, the Company continued to maintain its healthy and rapid growth momentum. The operating revenues amounted to RMB321.6 billion, representing an increase of 13.6% over last year. Excluding the mobile terminal sales, the operating revenues were RMB284.1 billion, representing an increase of 10.0% over last year, with revenue growth surpassing industry average and revenue market share further increased. Of which, mobile revenue accounted for approximately 50%, and the business structure continued to optimise. Profitability has been significantly enhanced with the profit attributable to the equity holders of the Company reaching RMB17.5 billion, increased by 17.4% over last year, and basic earnings per share were RMB0.22. EBITDA2 was RMB96.6 billion, while EBITDA margin3 was 34.0%. Capital expenditure was RMB80.0 billion. Free cash flow4 reached RMB11.1 billion.

Taking into account the return to shareholders, the Company’s cash flow and its capital requirements for future development, the Board of Directors has decided to recommend at the forthcoming Annual General Meeting that a dividend being an equivalent of HK$0.095 per share for the year 2013 be declared. Dividend per share increased by 11.8% compared to 2012.

[1]	The “Three New Roles” refers to the Leader of Intelligent Pipeline, the Provider of Integrated Platforms and the Participant of Content & Application Development.
[2]	EBITDA is calculated based on operating revenues minus operating expenses plus depreciation and amortisation.
[3]	EBITDA margin is calculated based on EBITDA divided by the operating revenues excluding mobile terminal sales.
[4]	Free cash flow is calculated from EBITDA minus capital expenditure and income tax.

Strong execution reinforcing corporate strength

Fundamental services continued its scale development

In 2013, the Company accelerated its scale expansion and significantly increased its market influence by fully leveraging the competitive strengths in network, brand recognition and services edges in mobile services and benefiting from the efficient unified operation of the network assets and mobile services as a whole. Persisting in a terminal-led approach and reinforcing terminal segmentation, the Company continuously expanded the variety of terminal models and optimised the structure of the Company’s terminal device offerings. Through the deepening of channel distribution, the Company focused its strengths on enhancing the coverage and the portion of sales derived from open channels, which further improved the overall capability and strength of open channels. The Company’s subscriber base and quality continued to enhance through initiatives such as strengthening application-driven development, continued improvement in functionalities and presentation of applications, and refining customer acquisition strategy. Mobile services revenue reached RMB113.8 billion this year, representing an increase of 23% over last year, which was the highest growth rate in the industry. The net addition of mobile subscribers was approximately 25 million, with total mobile subscribers reaching 186 million. 3G subscribers had a net addition of approximately 34 million, with a total exceeding 100 million. The number of 3G subscribers as a percentage of total mobile subscribers increased to 56%, further optimising the structure. The Company’s fundamental was further strengthened, with its mobile subscriber market share surpassing 15%.

The Company persisted in profitable scale development and has seen a steady and healthy growth in its wireline broadband services with its high-speed fibre broadband services fully rolled-out. The Company has comprehensively stepped up its efforts in its wireline broadband network maintenance and service quality enhancement, and has continued to promote bandwidth upgrade. The Company introduced the 100Mbps home fibre broadband product, which improved customer experience and network utilisation, resulting in the steady growth in return. The Company propelled the increase in its customer value by enriching its high-bandwidth products portfolio, accelerating the research, development and promotion of “Smart Family” products and strengthening the premium content and enriched value. The Company insisted on rational competition and gained customers’ recognition through high price-to-performance factors, defending the value propositions of the industry, while reserving room for future growth. Wireline broadband revenue reached RMB70.8 billion this year, representing an increase of 6% over last year. The total number of wireline broadband subscribers exceeded 100 million, with a net addition of approximately 10 million. Among these subscribers, the number of Fibre-to-the-Home (FTTH) subscribers was close to 27 million, representing an increase of over 70% year-on-year. FTTH subscribers accounted for nearly 30% of the total number of wireline broadband subscribers and the subscriber structure has been further optimised.

Emerging businesses grew rapidly

In 2013, the Company prospected the industry landscape and accelerated the strategic restructuring of its business structure. Emerging businesses, including mobile data traffic, Internet applications and informatisation applications, experienced rapid growth of nearly 30%, accounting for close to a quarter of the total revenue. The new customer acquisition approach led by applications and services achieved remarkable results. The Company has duly implemented its deepened strategic transformation.

Continued optimisation of data traffic operation fostered the rapid growth in the scale and value of data traffic. The Company reinforced its efforts in targeted marketing and locked its sights on its targeted customer groups through its continuous efforts to reinforce its brand awareness and brand influence, and offering data-focused, flexible and self-designed packages to high value customers. By strengthening the promotion of smart terminals, enhancing the pre-installed applications and customer coaching and enhancing customer experiences, the Company cultivated and strengthened the customers’ data usage habits. Relying on its intelligent pipeline and integrated platform, the Company fully exploited the data-converging characteristics of its Internet portal-type applications such as “YiChat” and “Best Pay”, to strengthen its product offerings focusing on dedicated-data traffic and data traffic backward monetisation operation. During the year, smartphones sales accounted for more than 80% of the total handset sales, while the total data traffic by 3G handsets increased by 142% over last year. The monthly average data traffic per 3G handset subscriber reached 190MB, representing an increase of 42% from last year. Internet access revenue by handsets increased by 88% from last year, while the 3G handset Internet access ARPU accounted for 33% of the 3G ARPU.

The accelerated promotion of Internet applications and industry-specific applications drove the robust scale development. With a rapid scale expansion of “Best Pay”, the penetration of customers, entrepreneurs and financial system has progressively expanded. In 2013, the transaction amount of “Best Pay” reached RMB133.1 billion, representing a growth of 226% over the previous year. The Company also jointly launched “YiChat” with NetEase, Inc. to promote the development of product hosting channel and create a new type of mobile Internet portal. At present, the number of registered “YiChat” users is nearly 60 million. To actively develop the cloud computing applications, the Company proactively promoted the incorporation of the “cloud” element into its existing products and services to further enhance its product range. In order to reinforce its efficiently-centralised development, the Company completed the strategic planning of 16 application development centres covering eight industries to promote the continuous optimisation of the informatisation application system. Emphasizing on the Smart Cities project and key industry customers expansion, the Company continued to strengthen its edge on strategic cooperation in informatisation applications. With a focus on customer experience, the Company placed an equal emphasis on product standardisation and differentiation. Through the improvement of the functionalities of informatisation applications and service quality, customer satisfaction has been enhanced which effectively increased the value of customers’ contribution. During the year, there was a net addition of over 13 million mobile subscribers driven by industry-specific applications, up by 30% from last year, of which over 70% was generated from its six major applications including the “e-Surfing School” initiative.

Reform and innovation accelerating the creation of differentiated edges

Persistence in innovation and cooperation brought remarkable results in the “Three New Roles” strategy

The Company boldly created a new model of open cooperation for the development of the emerging businesses, and successfully introduced the essential elements of mobile Internet into the model, leading to a landmark breakthrough for the Company. With newly set segregated operating systems and mechanisms for the emerging businesses, the Company offered support to a highly-efficient “Internet-business type” operating environment and an effective incentive mechanism. By adhering to its market-oriented and capital-driven approach, the Company facilitated dynamic and flexible resources allocation and effectively strengthened its organic vibrancy. With the launch of “YiChat” as a breakthrough, the Company leveraged the Internet companies to rapidly power up its competitive strengths. The Company also leveraged the resources edges of the network, platform, customer services and marketing channels, and the enriched experiences in Internet-type product operation and online sales in the cooperation. The Company has effectively penetrated and integrated the current market influence and customer base of both parties to converge the strengths and opened up a new path for Internet- type services.

Conforming to the industry convergence trends and learning from the mobile Internet development experience, the Company constructed an “Internet-business type” model and accelerated the comprehensive commercial implementation of the “Three New Roles” strategy. The Company fully enhanced the data traffic control and billing capabilities based on customers and service identification. The Company strengthened the self-determined bandwidth upgrade-on-demand function for wireline broadband subscribers. With the promotion of “Big Data”, the Company started to monetise from its intelligent pipeline by turning the edges of big volume of data into edges of valuable services. By strengthening the capabilities such as location-based services and unified account operation, the Company sped up the process of opening up its capabilities for cooperation and progressively implemented the integrated platform. The Company accelerated product development and promotion, initiated three business groups: digital entertainment, e-commerce and information services, and enriched their contents and application systems progressively.

Focusing on efficiency and vitality to accelerate the evolution of corporate operation model

With our in-depth study and grasping the pattern, we set vitality and efficiency as our core objectives on developing a new operation model with the key features of reasonable sub- division of performance evaluation units and efficiently-centralised management operation, for accelerated preparation to adapt to mobile Internet development.

To promote the “market-driven” reform, the Company continued to sub-divide performance evaluation units to fully inspire employee vitality. With a perseverance to explore, the Company further implemented the sub-division of performance evaluation units in the whole company from bottom to top including sales outlets, rural sub-branches and investments units, which allowed better matching between operation responsibilities and authorities of resource allocation such as cost and investment resources in the frontline business units, and established a close and direct linkage between the employee remuneration and the integrated return of the frontline business unit. This resulted in high degree of alignment of the operating goals of the frontline business units with the overall corporate goal and highly aligned the interests of the employees with those of the Company. Over the past year, the operational efficiency and profitability of the frontline business units experienced a rapid growth.

Adapting to the development pattern of the mobile Internet business, the Company further stepped up its effort in efficiently-centralised management to strengthen its entire-network operation and management capabilities. The Company also accelerated its network upgrade, and steadily expanded its capabilities. Platform integration and consolidation was strengthened and cloud resources were deployed to further enhance the level of efficiently-centralised operation of the network. The Company further refined its package structure resulting in an increase in the proportion of the sales of efficiently-centralised packages. With a focus on the promotion of “Best Pay”, “YiChat” and all sorts of livelihood-related applications, the product management systems were continuously optimised. The Company strengthened the synergistic collaboration of channels, promoted the efficiently-centralised control and resources exchange of open channels such as large chain stores and manufacturers, enhanced integrated operation and development of electronic channels at group level to further strengthen the overall capability in channel sales. To lower the management costs, the Company continuously improved its level of efficiently-centralised management on procurement, IT, finance and other areas. Through promoting the efficiently-centralised operations of overseas businesses, profitability was significantly enhanced. The Company recorded a 38% growth in the revenues from overseas during the year.

The Company adopted various initiatives to improve its operating efficiency and profitability. The Company implemented a market-oriented approach internally by focusing on the key evaluation metrics and optimising its resources allocation model while creating an internal competition mechanism for costs and investment resources to tilt the resources towards high growth and high returns areas. To adapt to a new operating model, the Company restructured its front-end organisation, and further strengthened the efficiently-centralised operation and co-ordination from a vertical perspective while enhancing the synergistic collaboration of various sales channels to enhance the efficiency of its front-end decision-making and execution. The Company also innovated services approach with customer experience as a core by launching multimedia customer services on Internet through handset application, “YiChat” and “Wechat” to achieve “one-point access for entire-network service”. The Company progressively promoted the mobility of service processing to further improve service efficiency. The Company strengthened precision management by actively enhancing the utilisation and consolidation of its existing assets, as well as increasing the level of capital centralisation, strengthening its control over investment and costs to increase the efficiency and return of the use of its capital and assets.

Corporate Governance and Social Responsibility

We continue to strive to maintain a high level of corporate governance, attaching great importance to risk management and control. We strive to enhance corporate value and transparency to ensure our healthy and orderly growth. Our persistent efforts in corporate governance have been widely recognised by the capital markets. We were accredited with a number of awards and recognition, including being voted the “No. 1 Best Managed Company in Asia” by FinanceAsia for three consecutive years, “No. 1 Most Honoured Company in Asia” by Institutional Investor, and also “Overall Best Managed Company in Asia” by Euromoney five years in a row.

We persisted in operating with integrity and proactively fulfilled our corporate social responsibility while promoting a healthy and orderly development of our industry. Meanwhile, we enhanced the information security assurance for our nation and customers, while persistently maintaining a good network environment by actively promoting Internet interconnections and further strengthening energy conservation and emission reduction. We also helped proactively with fighting major natural disasters such as earthquakes and typhoons, and have accomplished telecommunications assurance services for significant events such as the China-Eurasia Expo and the launch of Shenzhou-10 spacecraft, receiving high recognition and appreciation from the society.

Outlook

At present, China’s deepening reform and accelerating the adjustment and restructuring of the national economy, together with accelerating social informatisation process with the promotion of information consumption and implementation of “Broadband China” strategy, offers vast market potential. The mobile Internet business in China has undergone an explosive growth momentum. Coupled with the accelerated evolution of technology and industry chain, there is a rapid upgrade in smart terminals and data usage habits. 4G licensing opens up a brand new development space for mobile Internet, bringing in a valuable opportunity for a full scale transformation and upgrade in the information industry. Meanwhile, the global economy is still in a deep adjustment period. More industry reforms pushed by integrated development are emerging. “Customer flow, Data traffic flow and Capital flow” now become the new key value of the industry development. The value shifting in the industry is accelerated, while competition is further intensified in respect of its scope and magnitude with gradual roll-out of regulatory policies such as amendments to wireline broadband competition policies. As such, the Company will face new challenges.

With the 4G licensing, China Telecom embraces the best period of its full-services operations. We will grasp the opportunity for rapid development, proactively and appropriately tackle the challenges from regulatory and policy changes such as national tax reform, striving to create a New China Telecom. Based on the characteristics of its own resources, the Company will fully leverage the dual-technology strengths of wireline broadband and wireless broadband and continue to strengthen the wireline broadband network through the IPv6 evolution and fibre broadband. The Company will also actively apply for the permit of LTE FDD operation and will deploy LTE network appropriately with regard to the government policy and business development. A seamless high-speed mobile network built through the hybrid LTE network, coupled with highly efficient and coordinated development of 4G and 3G, will establish a full scene of network edge. The Company will deepen the reform to create incremental value, share the return with employees to fully unleash their vibrancy, and accelerate the evolution towards an Internet-business type operation model. Capitalising on reform and innovation, the Company will firmly persist in the implementation of the “Three New Roles” strategy. With quality and efficiency enhancement, the Company will promote dual enhancement in scale development and profitability with continual reinforcement in competitiveness. By proactively open cooperation based on complementary resources and edge, the Company will endeavour to achieve a win-win cooperation in the industry value chain and accelerate the strategic planning of emerging businesses. The Company will strive to expand the value creation areas and continue to be the forerunner in the mobile Internet era, while continuously creating new values for shareholders.

Finally, on behalf of the Board of Directors, I would like to take this opportunity to express my sincere appreciation to all our shareholders and customers for their support, and my gratitude to all our employees for their hard work and their contribution to the Company.

Wang Xiaochu

Chairman and Chief Executive Officer

Beijing, China

19 March 2014

GROUP RESULT

China Telecom Corporation Limited (the “Company”) is pleased to announce the consolidated results of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2013 extracted from the audited consolidated financial statements of the Group as set out in its 2013 Annual Report.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the year ended 31 December 2013

(Amounts in millions, except per share data)

	Note	2013 RMB	2012 RMB
			(restated)

Operating revenues	5	321,584	283,176

Operating expenses
Depreciation and amortisation		(69,083)	(49,666)
Network operations and support		(53,102)	(65,979)
Selling, general and administrative		(70,448)	(63,099)
Personnel expenses		(46,723)	(42,857)
Other operating expenses		(54,760)	(40,367)

Total operating expenses		(294,116)	(261,968)

Operating profit		27,468	21,208

Net finance costs	6	(5,153)	(1,562)

Investment income		670	93

Share of profits of associates		103	78

Profit before taxation		23,088	19,817

Income tax	7	(5,422)	(4,753)

Profit for the year		17,666	15,064

		2013	2012
	Note	RMB	RMB
			(restated)
Other comprehensive income for the year:
Items that may be reclassified subsequently to profit or loss:
Change in fair value of available-for-sale equity securities		414	(228)
Deferred tax on change in fair value of available-for-sale equity securities		(104)	57
Exchange difference on translation of financial statements of subsidiaries outside mainland China		(79)	(2)
Share of other comprehensive income of associates		5	—

Other comprehensive income for the year, net of tax		236	(173)

Total comprehensive income for the year		17,902	14,891

Profit attributable to:
Equity holders of the Company		17,545	14,949
Non-controlling interests		121	115

Profit for the year		17,666	15,064

Total comprehensive income attributable to:
Equity holders of the Company		17,781	14,776
Non-controlling interests		121	115

Total comprehensive income for the year		17,902	14,891

Basic earnings per share	8	0.22	0.18

Number of shares (in millions)		80,932	80,932

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

at 31 December 2013

(Amounts in millions)

	Note	2013 RMB	2012 RMB
			(restated)

ASSETS
Non-current assets
Property, plant and equipment, net		374,341	373,781
Construction in progress		44,157	32,500
Lease prepayments		25,007	25,759
Goodwill		29,917	29,918
Intangible assets		8,045	9,214
Interests in associates		1,106	1,016
Investments		1,026	616
Deferred tax assets	10	2,927	2,922
Other assets		3,930	4,190

Total non-current assets		490,456	479,916

Current assets
Inventories		6,523	5,928
Income tax recoverable		312	1,505
Accounts receivable, net	11	20,022	18,782
Prepayments and other current assets Time deposits with original maturity over three months		7,569 2,287	6,331 2,730
Cash and cash equivalents		16,070	30,099

Total current assets		52,783	65,375

Total assets		543,239	545,291

	Note	2013 RMB	2012 RMB
			(restated)
LIABILITIES AND EQUITY
Current liabilities
Short-term debt		27,687	6,523
Current portion of long-term debt		20,072	10,212
Accounts payable	12	81,132	68,948
Accrued expenses and other payables		69,633	105,781
Income tax payable		371	492
Current portion of finance lease obligations		1	—
Current portion of deferred revenues		1,202	1,654

Total current liabilities		200,098	193,610

Net current liabilities		(147,315)	(128,235)

Total assets less current liabilities		343,141	351,681

Non-current liabilities
Long-term debt and payable		62,617	83,070
Finance lease obligations		—	3
Deferred revenues		1,229	1,791
Deferred tax liabilities	10	631	717

Total non-current liabilities		64,477	85,581

Total liabilities		264,575	279,191

Equity
Share capital		80,932	80,932
Reserves		196,809	184,207

Total equity attributable to equity holders of the Company		277,741	265,139
Non-controlling interests		923	961

Total equity		278,664	266,100

Total liabilities and equity		543,239	545,291

Notes:

1.	BASIS OF PREPARATION

The Group’s financial statements included in the Annual Report have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These financial statements also comply with the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

2.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

The IASB has issued a number of new and revised IFRSs that are effective for accounting period beginning on or after 1 January 2013. The Group applied the following new or revised IFRSs that are effective for the current year:

•	Amendments to IAS 1, “Presentation of Financial Statements – Presentation of Items of Other Comprehensive Income”

•	IFRS 10, “Consolidated Financial Statements”

•	IFRS 12, “Disclosure of Interests in Other Entities”

•	IFRS 13, “Fair Value Measurement”

•	Amendments to IFRS 7, “Financial Instruments: Disclosures – Offsetting Financial Assets and Financial Liabilities”

•	Revised IAS 19, “Employee Benefits”

The Group has not yet applied any new and revised standard or interpretation that is not yet effective for the current accounting period.

Amendments to IAS 1, “Presentation of Financial Statements – Presentation of Items of Other Comprehensive Income”

The amendments introduced new terminology for the statement of comprehensive income and income statement. Under the amendments to IAS 1, “statement of comprehensive income” is renamed as “statement of profit or loss and other comprehensive income” and “income statement” is renamed as “statement of profit or loss”. However, the amendments to IAS 1 allow an entity to use titles for these statements other than those used in the amendments to IAS 1. The Group has not made any changes to the titles for these statements.

In addition, the amendments to IAS 1 require items of other comprehensive income to be grouped into two categories to disclose: (a) items that will not be reclassified subsequently to profit or loss; and (b) items that may be reclassified subsequently to profit or loss when specific conditions are met. Income tax on items of other comprehensive income is required to be allocated on the same basis – the amendments do not change the option to present items of other comprehensive income either before tax or net of tax.

The application of the amendments has no significant impact on the presentation of items of other comprehensive income of the Group.

IFRS 10, “Consolidated Financial Statements”

IFRS 10 replaces the parts of IAS 27, “Consolidated and Separate Financial Statements” that deal with consolidated financial statements and SIC 12, “Consolidation – Special Purpose Entities”. Under IFRS 10, there is only one basis for consolidation, that is, control. In addition, IFRS 10 includes a new definition of control that contains three elements: (a) power over an investee, (b) exposure, or rights, to variable returns from its involvement with the investee, and (c) the ability to use its power over the investee to affect the amount of the investor’s returns. Extensive guidance has been added in IFRS 10 to deal with complex scenarios.

The application of IFRS 10 has no significant impact on the Group’s financial statements.

IFRS 12, “Disclosure of Interests in Other Entities”

IFRS 12 is a disclosure standard and brings together into a single standard all disclosure requirements applicable to entities’ interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. In general, the disclosure requirements in IFRS 12 are more extensive than those previously required by the respective standards.

The application of IFRS 12 has no significant impact on the Group’s financial statements.

IFRS 13, “Fair Value Measurement”

IFRS 13 establishes a single source of guidance for fair value measurements. The standard defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements.

The scope of IFRS 13 is broad, and applies to both financial instrument items and non-financial instrument items for which other IFRSs require or permit fair value measurements and disclosures about fair value measurements, subject to a few exceptions.

The application of IFRS 13 has no significant impact on the Group’s financial statements.

Amendments to IFRS 7, “Financial Instruments: Disclosures – Offsetting Financial Assets and Financial Liabilities”

The amendments require entities to disclose information about rights of offset and related arrangements for financial instruments under an enforceable master netting agreement or similar arrangement.

The application of the amendments has no significant impact on the Group’s financial statements.

Revised IAS 19, “Employee Benefits”

Revised IAS 19, “Employee Benefits” mainly changes the accounting for defined benefit plans. This standard eliminates the ‘corridor approach’ permitted under the previous version of IAS 19 and no longer permits the recognition of actuarial gains and losses to be deferred and recognised in profit or loss. All actuarial gains and losses should be recognised immediately through other comprehensive income.

The application of Revised IAS 19, “Employee Benefits” has no significant impact on the Group’s financial statements.

3.	THE CHANGE OF ORGANISATION DURING THE YEAR AND BASIS OF PRESENTATION

(i)	Disposal of a subsidiary

Pursuant to an agreement entered into by the Company and China Telecommunications Corporation on 26 April 2013, the Company disposed of an 80% equity interest in E-surfing Media Co., Ltd. (“E-surfing Media”), a subsidiary of the Company primarily engaged in the provision of video media services, to China Telecommunications Corporation. The initial consideration for the disposal of the equity interest in E-surfing Media was RMB1,195 million, which was concluded based on the valuation of the equity interests in E-surfing Media as at 31 December 2012 as filed for the state-owned assets appraisals. In addition, an adjustment was made to the initial consideration to arrive at the final consideration based on 80% of the change in the book value of the net assets of E-surfing Media during the period from 31 December 2012 to the completion date of the disposal. The risks and rewards of the ownership of the equity interest in E-surfing Media were transferred to China Telecommunications Corporation on 30 June 2013. The final consideration was arrived at RMB1,248 million. The final consideration was received by 31 December 2013.

Analysis of assets and liabilities of the disposed subsidiary:

30 June 2013 RMB millions
Current assets
Cash and cash equivalents	736
Accounts receivable, net	150
Other current assets	1

Non-current assets
Property, plant and equipment, net	111
Other non-current assets	18

Current liabilities
Accounts payable	222
Other current liabilities	64
Other non-current liabilities	8

Net assets disposed of	722

Gain on disposal of a subsidiary:

2013 RMB millions
Consideration received	1,248
Net assets disposed of	(722)
Non-controlling interests	144

Gain on disposal	670

The gain on disposal of E-surfing Media has been included in investment income of the consolidated statement of comprehensive income.

Net cash inflow from disposal of a subsidiary:

2013 RMB millions
Consideration received in cash and cash equivalents	1,248
Less: cash and cash equivalents disposed of	(736)

Net cash inflow from disposal of a subsidiary	512

(ii)	Acquisition of 100% equity interest in China Telecom (Europe) Limited

Pursuant to an acquisition agreement entered into by China Telecom Global Limited (“CT Global”, a subsidiary of the Company) and China Telecommunications Corporation on 16 December 2013, CT Global acquired 100% equity interest in China Telecom (Europe) Limited (“CT Europe” or the “Seventh Acquired Company”), a wholly owned subsidiary of China Telecommunications Corporation, from China Telecommunications Corporation (hereinafter referred to as the “Seventh Acquisition”). The initial consideration for the Seventh Acquisition was RMB261 million. The initial consideration shall be adjusted for the difference between the net asset value on the completion date of the acquisition and the net asset value on the appraisal benchmark date of the acquisition, which was 30 June 2013, in order to arrive at the final consideration. The Seventh Acquisition was completed on 31 December 2013. The final consideration was RMB278 million. The initial consideration has been paid within 15 Business Days upon the completion of the acquisition.

Since the Group and the Seventh Acquired Company are under common control of China Telecommunications Corporation, the Seventh Acquisition has been accounted for as a “combination of entities under common control” in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities related to the Seventh Acquired Company have been accounted for at historical amounts and the consolidated financial statements of the Group prior to the Seventh Acquisition have been restated to include the results of operations and assets and liabilities related to the Seventh Acquired Company on a combined basis. The consideration payable by the Group for the Seventh Acquisition has been accounted for as an equity transaction in the consolidated statement of changes in equity.

The consolidated results of operations for the year ended 31 December 2012 and the consolidated financial position as at 31 December 2012 as previously reported by the Group and the combined amounts presented in the consolidated financial statements of the Group to reflect the Seventh Acquired Company are set out below:

	The Group (as previously reported)	The Seventh Acquired Company	The Group (as restated)
	RMB millions	RMB millions	RMB millions
Consolidated statement of comprehensive income for the year ended 31 December 2012:
Operating revenues	283,073	103	283,176
Profit for the year	15,040	24	15,064

Consolidated statement of financial position as at 31 December 2012:
Total assets	545,072	219	545,291
Total liabilities	279,042	149	279,191
Total equity	266,030	70	266,100

For the periods presented, all significant transactions and balances between the Group and the Seventh Acquired Company have been eliminated on combination.

4.	SEGMENTAL REPORTING

An operating segment is a component of an entity that engages in business activities from which revenues are earned and expenses are incurred, and is identified on the basis of the internal financial reports that are regularly reviewed by the chief operating decision maker in order to allocate resource and assess performance of the segment. For the periods presented, management has determined that the Group has one operating segment as the Group is only engaged in the integrated telecommunications business. The Group’s assets located outside mainland China and operating revenues derived from activities outside mainland China are less than 10% of the Group’s assets and operating revenues, respectively. No geographical area information has been presented as such amount is immaterial. No single external customer accounts for 10 percent or more of the Group’s operating revenues.

5.	OPERATING REVENUES

Operating revenues represent revenues from the provision of telecommunications services. The components of the Group’s operating revenues are as follows:

		2013	2012
	Note	RMB millions	RMB millions
			(restated)
Wireline voice	(i)	38,633	43,369
Mobile voice	(ii)	58,217	49,166
Internet	(iii)	99,394	87,662
Value-added services	(iv)	36,230	31,137
Integrated information application services	(v)	25,233	23,181
Telecommunications network resource services and lease of network equipment	(vi)	17,586	15,737
Others	(vii)	46,291	32,924

		321,584	283,176

Note:

(i)	Represent the aggregate amount of monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees, installation fees charged to customers and interconnections fees for the provision of wireline telephony services.

(ii)	Represent the aggregate amount of monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees charged to customers and interconnections fees for the provision of mobile telephony services.

(iii)	Represent amounts charged to customers for the provision of Internet access services.

(iv)	Represent the aggregate amount of fees charged to customers for the provision of value-added services, which comprise primarily caller ID services, short messaging services, Colour Ring Tone, Internet data centre and Virtual Private Network services and etc.

(v)	Represent primarily the aggregate amount of fees charged to customers for Best Tone information services and IT services and applications.

(vi)	Represent primarily the aggregate amount of fees charged to customers for the provision of telecommunications network resource services and lease income from other domestic telecommunications operators and enterprise customers for the usage of the Group’s telecommunications networks and equipment.

(vii)	Represent primarily revenue from sale, and repair and maintenance of equipment.

6.	NET FINANCE COSTS

Net finance costs comprise:

	2013	2012
	RMB millions	RMB millions (restated)
Interest expense incurred	5,840	2,479
Less: Interest expense capitalised*	(329)	(325)

Net interest expense	5,511	2,154
Interest income	(361)	(591)
Foreign exchange losses	61	47
Foreign exchange gains	(58)	(48)

	5,153	1,562

* Interest expense was capitalised in construction in progress at the following rates per annum	4.5%–5.8%	1.3%–6.2%

7.	INCOME TAX

Income tax in the profit or loss comprises:

	2013	2012
	RMB millions	RMB millions
Provision for PRC income tax	5,590	4,900
Provision for income tax in other tax jurisdictions	31	50
Deferred taxation	(199)	(197)

	5,422	4,753

A reconciliation of the expected tax expenses with the actual tax expense is as follows:

	Note	2013 RMB millions	2012 RMB millions (restated)

Profit before taxation		23,088	19,817

Expected income tax expense at statutory tax rate of 25%	(i)	5,772	4,954
Differential tax rate on PRC subsidiaries’ and branches’ income	(i)	(216)	(269)
Differential tax rate on other subsidiaries’ income	(ii)	(31)	(23)
Non-deductible expenses	(iii)	428	539
Non-taxable income	(iv)	(120)	(162)
Effect of change in tax rate	(v)	4	155
Others	(vi)	(415)	(441)

Actual income tax expense		5,422	4,753

Note:

(i)	Except for certain subsidiaries and branches which are taxed at preferential rate of 15%, the provision for mainland China income tax is based on a statutory rate of 25% of the assessable income of the Company, its mainland China subsidiaries and branches as determined in accordance with the relevant income tax rules and regulations of the PRC.
(ii)	Income tax provisions of the Company’s subsidiaries in Hong Kong and Macau Special Administrative Regions of the PRC, and in other countries are based on the subsidiaries’ assessable income and income tax rates applicable in the respective tax jurisdictions which range from 12% to 35%.
(iii)	Amounts represent miscellaneous expenses in excess of statutory deductible limits for tax purposes. (iv) Amounts represent miscellaneous income which are not subject to income tax.
(v)	Certain branches with operations in the western region of the PRC gradually obtained approvals from tax authorities to adopt the preferential income tax rate of 15%. Accordingly, deferred tax assets that were recovered and deferred tax liabilities were settled after obtaining the approvals from tax authorities were adjusted to reflect the change in tax rate. The overall effect of change in tax rate was charged to the consolidated statement of comprehensive income.
(vi)	Amounts primarily represent tax deduction on prior year research and development expenses and losses on disposal of property, plant and equipment approved by tax authorities during the year.

8.	BASIC EARNINGS PER SHARE

The calculation of basic earnings per share for the years ended 31 December 2013 and 2012 is based on the profit attributable to equity holders of the Company of RMB17,545 million and RMB14,949 million respectively, divided by 80,932,368,321 shares.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for the periods presented.

9.	DIVIDENDS

Pursuant to a resolution passed at the Directors’ meeting on 19 March 2014, a final dividend of equivalent to HK$0.095 per share totaling approximately RMB6,098 million for the year ended 31 December 2013 was proposed for shareholders’ approval at the Annual General Meeting. The dividend has not been provided for in the consolidated financial statements for the year ended 31 December 2013.

Pursuant to the shareholders’ approval at the Annual General Meeting held on 29 May 2013, a final dividend of RMB0.067135 (equivalent to HK$0.085) per share totaling RMB5,433 million in respect of the year ended 31 December 2012 was declared and paid on 19 July 2013.

Pursuant to the shareholders’ approval at the Annual General Meeting held on 30 May 2012, a final dividend of RMB0.069506 (equivalent to HK$0.085) per share totaling RMB5,625 million in respect of the year ended 31 December 2011 was declared of which RMB5,235 million was paid on 20 July 2012. The remaining amounts were paid by December 2012.

10.	DEFERRED TAX ASSETS AND LIABILITIES

The components of deferred tax assets and deferred tax liabilities recognised in the consolidated statement of financial position and the movements are as follows:

	Assets		Liabilities		Net Balance
	2013	2012	2013	2012	2013	2012
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions
Provisions and impairment losses, primarily for doubtful debts	1,071	1,028	—	—	1,071	1,028
Property, plant and equipment	1,431	1,279	(184)	(266)	1,247	1,013
Deferred revenues and installations costs	425	615	(270)	(378)	155	237
Available-for-sale equity securities	—	—	(177)	(73)	(177)	(73)

Deferred tax assets/(liabilities)	2,927	2,922	(631)	(717)	2,296	2,205

	Balance at 1 January 2012	Recognised in statement of comprehensive income	Disposal of a subsidiary	Balance at 31 December 2012
	RMB millions	RMB millions	RMB millions	RMB millions
Provisions and impairment losses, primarily for doubtful debts	1,011	19	(2)	1,028
Property, plant and equipment	720	293	—	1,013
Deferred revenues and installation costs	352	(115)	—	237
Available-for-sale equity securities	(130)	57	—	(73)

Net deferred tax assets	1,953	254	(2)	2,205

	Balance at 1 January 2013	Recognised in statement of comprehensive income	Disposal of a subsidiary	Balance at 31 December 2013
	RMB millions	RMB millions	RMB millions	RMB millions
Provisions and impairment losses, primarily for doubtful debts	1,028	43	—	1,071
Property, plant and equipment	1,013	238	(4)	1,247
Deferred revenues and installation costs	237	(82)	—	155
Available-for-sale equity securities	(73)	(104)	—	(177)

Net deferred tax assets	2,205	95	(4)	2,296

11.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, are analysed as follows:

		2013	2012
	Note	RMB millions	RMB millions
			(restated)
Accounts receivable
Third parties		21,293	19,650
China Telecom Group	(i)	391	627
Other telecommunications operators in the PRC		536	529

		22,220	20,806
Less: Allowance for doubtful debts		(2,198)	(2,024)

		20,022	18,782

Note:

(i)	China Telecommunications Corporation together with its subsidiaries other than the Group are referred to as “China Telecom Group”.

Ageing analysis of accounts receivable from telephone and Internet subscribers is as follows:

	2013 RMB millions	2012 RMB millions
Current, within 1 month	11,887	11,402
1 to 3 months	2,438	2,319
4 to 12 months	1,784	1,613
More than 12 months	488	387

	16,597	15,721
Less: Allowance for doubtful debts	(2,122)	(1,932)

	14,475	13,789

Ageing analysis of accounts receivable from other telecommunications operators and enterprise customers is as follows:

	2013 RMB millions	2012 RMB millions
		(restated)
Current, within 1 month	2,436	1,953
1 to 3 months	1,169	1,575
4 to 12 months	1,302	984
More than 12 months	716	573

	5,623	5,085
Less: Allowance for doubtful debts	(76)	(92)

	5,547	4,993

Ageing analysis of accounts receivable that are not impaired is as follows:

	2013 RMB millions	2012 RMB millions
		(restated)
Not past due	17,839	16,854

Less than 1 month past due	1,206	1,261
1 to 3 months past due	977	667

Amounts past due	2,183	1,928

	20,022	18,782

Amounts due from the provision of telecommunications services to customers are generally due within 30 days from the date of billing.

12.	ACCOUNTS PAYABLE

Accounts payable are analysed as follows:

	2013	2012
	RMB millions	RMB millions
		(restated)
Third parties	66,115	56,353
China Telecom Group	13,905	11,557
Other telecommunications operators in the PRC	1,112	1,038

	81,132	68,948

Amounts due to China Telecom Group are payable in accordance with contractual terms which are similar to those terms offered by third parties.

Ageing analysis of accounts payable is as follows:

	2013	2012
	RMB millions	RMB millions
		(restated)
Due within 1 month or on demand	19,349	18,467
Due after 1 month but within 3 months	16,178	17,793
Due after 3 months but within 6 months	15,396	15,885
Due after 6 months	30,209	16,803

	81,132	68,948

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

Summary

In 2013, the Group firmly adhered to the main theme of “promoting dual enhancement in scale and profitability through dual-leadership in innovation and service”, and further promoted the strategic transformation of “De-telecom”, “Market Orientation and Differentiation” and “Three New Roles”. The overall operating condition of the Company was stable and healthy. With the double-digit growth of both operating revenues and net profit, the business structure continued to be optimised and competitiveness continued to be enhanced. The Group’s operating revenues in 2013 were RMB321,584 million, an increase of 13.6%1 from 2012; operating expenses were RMB294,116 million, an increase of 12.3% from 2012; profit attributable to equity holders of the Company was RMB17,545 million, an increase of 17.4% from 2012; basic earnings per share were RMB0.22; EBITDA2 was RMB96,551 million and the EBITDA margin3 was 34.0%.

Operating Revenues

In 2013, the Group continued to firmly seize the development opportunities, with the steady growth in its subscribers’ scale, the operating revenues continued to maintain at a high double- digit growth rate, the Group’s market share steadily increased and the revenue structure continued to be optimised. Operating revenues in 2013 were RMB321,584 million, an increase of 13.6% from 2012. Of this, the total mobile revenue was RMB151,186 million, an increase of 28.3% from 2012. The wireline services revenues were RMB170,398 million, an increase of 3.1% from 2012. The aggregate of mobile service revenue4, wireline broadband revenue, wireline value-added services and integrated information application services revenue accounted for 68.1% of the total operating revenues, an increase of 0.9 percentage points from 2012.

[1]	In 2013, the Group acquired China Telecom (Europe) Limited. As the transaction was recognised as a combination of entities under common control, the comparative figures of prior years have been restated accordingly. Please refer to note 3 of the “Group Result” presented in this announcement for details.
[2]	EBITDA was calculated from operating revenues minus operating expenses (which excluded depreciation and amortisation). As the telecommunications business is a capital intensive industry, capital expenditure, the level of gearing and finance costs may have a significant impact on the net profit of companies with similar operating results. Therefore, we believe EBITDA may be helpful in analyzing the operating results of a telecommunications service provider such as the Company. Although EBITDA has been widely applied in the global telecommunications industry as a benchmark to reflect operating performance, debt raising ability and liquidity, it is not regarded as a measure of operating performance and liquidity under generally accepted accounting principles. It also does not represent net cash from operating activities. In addition, our EBITDA may not be comparable to similar indicators provided by other companies.
[3]	EBITDA margin was calculated from EBITDA divided by operating revenues excluding the revenue from mobile terminal sales.
[4]	Mobile service revenue represents total mobile revenue minus other mobile revenue. Of this, in 2013, other mobile revenue amounted to RMB37,435 million.

The following table sets forth a breakdown of the operating revenues of the Group for 2012 and 2013, together with their respective rates of change:

	For the year ended 31 December
(RMB millions, except percentage data)	2013	2012	Rates of change
		(restated)
Wireline voice	38,633	43,369	(10.9%)
Mobile voice	58,217	49,166	18.4%
Internet	99,394	87,662	13.4%
Value-added services	36,230	31,137	16.4%
Integrated information application services	25,233	23,181	8.9%
Telecommunications network resource services and lease of network equipment	17,586	15,737	11.7%
Others	46,291	32,924	40.6%

Total operating revenues	321,584	283,176	13.6%

Wireline Voice

Through measures of convergent packages and wireline monthly packages, the Group slowed down the loss of wireline voice revenue and the negative effect of wireline voice was further reduced. In 2013, revenue from wireline voice services was RMB38,633 million, a decrease of 10.9% from RMB43,369 million in 2012, accounting for 12.0% of our operating revenues.

Mobile Voice

In 2013, the Group continued to strengthen its effort on expanding the scale of mobile subscribers, and the mobile service has maintained rapid growth. In 2013, the net increase in the number of mobile subscribers was 24.96 million, reaching a total of 186 million. Revenue from mobile voice services was RMB58,217 million, an increase of 18.4% from RMB49,166 million in 2012, accounting for 18.1% of our operating revenues.

Internet

In 2013, revenue from Internet access services was RMB99,394 million, an increase of 13.4% from RMB87,662 million in 2012, accounting for 30.9% of our operating revenues. On one hand, the Group adopted the development strategy of “Emphasizing quality on the high-end, significantly improving network speed for the mainstream market, and improving market share on the low-end”, and continued to deepen the implementation of the “Lightening Fibre Residential Areas” initiative, formulated the “Broadband Excellence” program and realised a quantum leap of broadband service speed, and promote the rapid development of broadband services. At the end of 2013, the number of wireline broadband subscribers reached 100.10 million, the wireline broadband revenue of the Group was RMB70,821 million, an increase of 6.1% from 2012. On the other hand, the Group fully leveraged its advantage in 3G network and services, and persisted in data traffic operation. Revenue from mobile Internet access services was RMB27,962 million, an increase of 40.7% from 2012.

Value-Added Services

In 2013, revenue from value-added services was RMB36,230 million, an increase of 16.4% from RMB31,137 million in 2012, accounting for 11.3% of our operating revenues. With the growth in the number of mobile subscribers, mobile value-added services such as SMS, MMS, and caller ID services developed rapidly. Revenue from mobile value-added services was RMB19,748 million, an increase of 17.2% from 2012. Due to the rapid growth of the Internet Data Centre services and iTV services, the revenue from wireline value-added services increased by 15.3% from 2012.

Integrated Information Application Services

In 2013, revenue from integrated information application services was RMB25,233 million, an increase of 8.9% from RMB23,181 million in 2012, accounting for 7.8% of our operating revenues. The increase in revenue was mainly due to the rapid development of Information and Communication Technology services. Revenue from mobile integrated information application services was RMB7,441 million, an increase of 10.3% from 2012.

Telecommunications Network Resource Services and Lease of Network Equipment

In 2013, revenue from telecommunications network resource services and lease of network equipment was RMB17,586 million, an increase of 11.7% from RMB15,737 million in 2012, accounting for 5.5% of our operating revenues. As the demand from government and enterprise customers for informatisation continued to increase, the revenue growth from domestic and international circuits services and lease of network equipment has increased quite rapidly. Revenue from lease of mobile network equipment was RMB383 million.

Others

In 2013, revenue from other services was RMB46,291 million, an increase of 40.6% from RMB32,924 million in 2012, accounting for 14.4% of our operating revenues. With the growth in the scale of mobile subscribers, the Group further increased the effort in the centralised efficient procurement and sales of mobile terminal equipment, especially “star” smartphones at different price levels. Revenue from sales of mobile terminal equipment was RMB37,435 million, an increase of 51.2% from 2012.

Operating Expenses

While reasonably coordinating our resources, the Group further strengthened our cost control efforts, and promoted profitable scale development of the enterprise. In 2013, operating expenses of the Group were RMB294,116 million, an increase of 12.3% compared with 2012, and the rate of growth of operating expenses was lower than the revenue growth rate. Operating expenses accounted for 91.5% of our operating revenues, a decrease of 1.0 percentage point from 2012.

The following table sets forth a breakdown of the operating expenses of the Group in 2012 and 2013 and their respective rates of change:

	For the year ended 31 December
(RMB millions, except percentage data)	2013	2012	Rates of change
		(restated)
Depreciation and amortisation	69,083	49,666	39.1%
Network operations and support expenses	53,102	65,979	(19.5%)
Selling, general and administrative expenses	70,448	63,099	11.6%
Personnel expenses	46,723	42,857	9.0%
Other operating expenses	54,760	40,367	35.7%

Total operating expenses	294,116	261,968	12.3%

Depreciation and Amortisation

In 2013, depreciation and amortisation was RMB69,083 million, an increase of 39.1% from RMB49,666 million in 2012, accounting for 21.5% of our operating revenues. The increase in depreciation and amortisation was mainly due to the increase in depreciation as a result of the acquisition of mobile network assets at the end of 2012.

Network Operations and Support Expenses

In 2013, network operations and support expenses were RMB53,102 million, a decrease of 19.5% from RMB65,979 million in 2012, accounting for 16.5% of our operating revenues. The decline was mainly due to the fact that the Group no longer needs to pay to China Telecommunications Corporation the CDMA network capacity lease fee after the completion of the acquisition of mobile network assets.

Selling, General and Administrative Expenses

In 2013, selling, general and administrative expenses amounted to RMB70,448 million, an increase of 11.6% from RMB63,099 million in 2012, accounting for 21.9% of our operating revenues. The growth was mainly attributable to the Group’s increased efforts to expand social channels and appropriately increased marketing initiatives. Commission and service expenses for third parties amounted to RMB25,519 million, an increase of 30.6% from 2012. Advertising and promotion expenses amounted to RMB36,490 million, an increase of 4.5% from 2012. The cost of terminal equipment offered to customers for free or at a nominal price amounted to RMB22,795 million in 2013, an increase of 4.8% from 2012. At the same time, the Group continued its prudent control on general and administrative expenses. Compared to last year, general and administrative expenses decreased by 2.5%.

Personnel Expenses

In 2013, personnel expenses were RMB46,723 million, an increase of 9.0% from RMB42,857 million in 2012, accounting for 14.6% of our operating revenues. The ratio of personnel expenses to operating revenues decreased by 0.5 percentage points when compared to 2012. While the Group strengthened the control on personnel expenses, it appropriately increased the remuneration for frontline staff to increase their passion and promote business development. For details of the number of employees, remuneration policies and training schemes, please refer to the Human Resources Development Report in the annual report for the year ended 31 December 2013.

Other Operating Expenses

In 2013, other operating expenses were RMB54,760 million, an increase of 35.7% from RMB40,367 million in 2012, accounting for 17.0% of our operating revenues. The increase was mainly attributable to the increase in the cost of mobile terminal equipment sold. The cost of mobile terminal equipment sold amounted to RMB35,227 million, an increase of 52.5% from 2012.

Net Finance Costs

In 2013, the Group’s net finance costs were RMB5,153 million, an increase of 229.9% from RMB1,562 million in 2012. The increase was mainly due to the interest expenses arising from the deferred consideration of the mobile network assets acquisition and new entrusted loans. Net exchange losses were RMB3 million in 2013.

Profitability Level

Income Tax

The Group’s statutory income tax rate is 25%. In 2013, the Group’s income tax expenses were RMB5,422 million with the effective income tax rate of 23.5%. The difference between the effective income tax rate and the statutory income tax rate was mainly due to the preferential income tax rate, which was lower than the statutory income tax rate, enjoyed by some of its branches with operations in the western region of China and some of its subsidiaries.

Profit Attributable To Equity Holders of the Company

In 2013, profit attributable to equity holders of the Company was RMB17,545 million, an increase of 17.4% from RMB14,949 million in 2012.

Capital Expenditure and Cash Flows

Capital Expenditure

In 2013, in order to seize the development opportunities of mobile services, reinforce the advantages of broadband networks and enhance the core-competitiveness of the network, the Group increased its capital expenditure but at the same time emphasized the optimisation of its investment structure, with particular emphasis on investment in high growth services, while investment in traditional wireline services were strictly controlled. In 2013, capital expenditure of the Group was RMB79,992 million, an increase of 48.8% from RMB53,748 million in 2012. The increase in capital expenditure was mainly attributable to the Group’s obligation to invest into the mobile network after completion of the mobile network assets acquisition at the end of 2012.

Cash Flows

In 2013, net decrease in cash and cash equivalents for the Group was RMB13,960 million, while the net increase in cash and cash equivalents was RMB2,625 million in 2012.

The following table sets forth the cash flow position of the Group in 2012 and 2013:

	For the year ended 31 December
(RMB millions)	2013	2012 (restated)
Net cash flow from operating activities	88,351	70,722
Net cash used in investing activities	(107,948)	(48,295)
Net cash from/(used in) financing activities	5,637	(19,802)

Net (decrease)/increase in cash and cash equivalents	(13,960)	2,625

In 2013, the net cash inflow from operating activities was RMB88,351 million, an increase of RMB17,629 million from RMB70,722 million in 2012. The increase was mainly due to the increase in operating revenues and that no CDMA network capacity lease fee was payable after the acquisition of mobile network assets.

In 2013, the net cash outflow used in investing activities was RMB107,948 million, an increase of RMB59,653 million from RMB48,295 million in 2012, mainly resulting from an increase in capital expenditures compared to 2012 and the payment of part of the consideration for the acquisition of mobile network assets.

In 2013, the net cash inflow from financing activities was RMB5,637 million. In 2012, the net cash outflow used in financing activities was RMB19,802 million. The reason of the fluctuation was mainly due to the increase in entrusted loans.

Working Capital

The Group consistently upheld prudent financial principles and strict fund management policies. At the end of 2013, the Group’s working capital (total current assets minus total current liabilities) deficit was RMB147,315 million, an increase in deficit of RMB19,080 million from RMB128,235 million in 2012. The increase in deficit was mainly because medium-term notes amounting to RMB20,000 million will become mature in 2014, thus reclassified from non-current liabilities to current liabilities. As at 31 December 2013, the Group’s unutilised credit facilities was RMB157,694 million (2012: RMB163,130 million). At the end of 2013, the Group’s cash and cash equivalents amounted to RMB16,070 million, amongst which cash and cash equivalents denominated in Renminbi accounted for 94.3% (2012: 97.2%).

Assets and Liabilities

In 2013, the Group continued to maintain a solid financial position. By the end of 2013, the total assets of the Group decreased to RMB543,239 million from RMB545,291 million at the end of 2012, while total indebtedness increased to RMB110,377 million from RMB99,808 million in 2012. The ratio of the Group’s total indebtedness to total assets increased to 20.3% at the end of 2013 from 18.3% at the end of 2012, mainly resulting from the increase in entrusted loans.

Indebtedness

The indebtedness analysis of the Group as of the end of 2012 and 2013 is as follows:

	For the year ended 31 December
(RMB millions)	2013	2012
Short-term debt	27,687	6,523
Long-term debt maturing within one year	20,072	10,212
Long-term debt and payable	62,617	83,070
Finance lease obligations (including current portion)	1	3

Total debt	110,377	99,808

By the end of 2013, the total indebtedness of the Group was RMB110,377 million, an increase of RMB10,569 million from the end of 2012. This is mainly due to the increase in entrusted loans. Of the total indebtedness of the Group, loans denominated in Renminbi, US Dollars and Euro accounted for 99.1% (2012: 98.9%), 0.5% (2012: 0.6%), and 0.4% (2012: 0.5%), respectively. 43.3% (2012: 37.5%) of this indebtedness are loans with fixed interest rates, while the remainders are loans with floating interest rates.

As at 31 December 2013, the Group did not pledge any assets as collateral for debt (2012: Nil).

Most of the Group’s revenue receipts from and payments made for its business were denominated in Renminbi, therefore the Group did not have significant risk exposure to foreign exchange fluctuations.

PURCHASE, SALE OR REDEMPTION OF SHARES

For the year ended 31 December 2013, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company’s listed shares.

AUDIT COMMITTEE

The audit committee has reviewed with the management and the Company’s international auditors, Deloitte Touche Tohmatsu, the accounting principles and practices adopted by the Group and discussed the internal control and financial reporting matters (including the review of the Company’s Annual Report for the year ended 31 December 2013).

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

The Company is dedicated to enhance corporate governance. We continuously promote and improve the internal control system of the Company, improve the information disclosure, enhance transparency, continuously develop the corporate governance practice and devote to protect the interest of shareholders.

Save for the roles of Chairman and Chief Executive Officer of the Company were performed by the same individual for the year 2013, the Company was in compliance with all the code provisions under the Corporate Governance Code as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in the year 2013.

In the Company’s opinion, through supervision of the Board and the independent non- executive Directors, the effective control of the Company’s internal check and balance mechanism, the same individual performing the roles of Chairman and Chief Executive Officer can achieve the goal of improving the Company’s efficiency in decision-making and execution, and effectively capturing business opportunities. Many international leading corporations also have a similar arrangement.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS

The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules to govern securities transactions by Directors and Supervisors. Further to the specific enquiries made by the Company to all Directors and Supervisors, they have confirmed their compliance with the Model Code during their term of services in the year from 1 January 2013 to 31 December 2013.

CLOSURE OF REGISTER FOR TRANSFER OF SHARES

1.	Annual General Meeting

The H share register of members of the Company will be closed, for the purpose of determining shareholders’ entitlement to attend the Annual General Meeting, from 29 April 2014 to 29 May 2014 (both days inclusive), during which period no transfer of H shares will be registered. In order to attend the Annual General Meeting, all share transfers, accompanied by the relevant share certificates, must be lodged for registration with Computershare Hong Kong Investor Services Limited at Shops 1712–16, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, not later than 4:30 p.m. on Monday, 28 April 2014. H share shareholders who are registered with Computershare Hong Kong Investor Services Limited on 29 May 2014 are entitled to attend the Annual General Meeting.

2.	Proposed Final Dividend

The Board of Directors of the Company proposes a final dividend in the amount equivalent to HK$0.095 per share (pre-tax), totalling approximately RMB6,098 million for the year ended 31 December 2013. The dividend proposal will be submitted for consideration at the Annual General Meeting to be held on 29 May 2014. If such proposed dividend distribution is approved by the shareholders, the final dividend will be distributed to those shareholders whose names appear on the register of members of the Company on Wednesday, 11 June 2014. The Register of Members will be closed from Friday, 6 June 2014 to Wednesday, 11 June 2014 (both days inclusive). In order to be entitled to the final dividend, H shares shareholders who have not registered the transfer documents are required to deposit the transfer documents together with the relevant share certificates at Computershare Hong Kong Investor Services Limited, at Shops 1712–16, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong at or before 4:30 p.m. on Thursday, 5 June 2014. Dividends will be denominated and declared in Renminbi. Dividends on domestic shares will be paid in Renminbi, whereas dividends on H shares will be paid in Hong Kong dollars. The relevant exchange rate will be the average offer rate of Renminbi to Hong Kong dollars as announced by the People’s Bank of China for the week prior to the date of declaration of dividends at the Annual General Meeting. The proposed final dividends are expected to be paid on or about 18 July 2014 upon approval at the Annual General Meeting.

Pursuant to the Enterprise Income Tax Law of the People’s Republic of China and the Implementation Rules of the Enterprise Income Tax Law of the People’s Republic of China in 2008, the Company shall be obliged to withhold 10% enterprise income tax when it distributes the proposed 2013 final dividends to non-resident enterprise shareholders of overseas H shares (including HKSCC Nominees Limited, other corporate nominees or trustees, and other entities or organisations) whose names appear on the Company’s H share register of members on 11 June 2014.

According to regulations by the State Administration of Taxation (Guo Shui Han [2011] No.348) and relevant laws and regulations, if the individual H share shareholders who are Hong Kong or Macau residents and those whose country of domicile is a country which has entered into a tax treaty with PRC stipulating a dividend tax rate of 10%, the Company will finally withhold and pay individual income tax at the rate of 10% on behalf of the individual H share shareholders. If the individual H share shareholder whose country of domicile is a country which has entered into a tax treaty with PRC stipulating a dividend tax rate of less than 10%, the Company will finally withhold and pay individual income tax at the rate of 10% on behalf of the individual H share shareholders. If the individual H share shareholders whose country of domicile is a country which has entered into a tax treaty with PRC stipulating a dividend tax rate of more than 10% but less than 20%, the Company will withhold and pay individual income tax at the actual tax rate stipulated in the relevant tax treaty. If the individual H share shareholders whose country of domicile is a country which has entered into a tax treaty with PRC stipulating a dividend tax rate of 20%, or a country which has not entered into any tax treaties with PRC, or under any other circumstances, the Company will withhold and pay individual income tax at the rate of 20% on behalf of the individual H share shareholders.

The Company will determine the country of domicile of the individual H share shareholders based on the registered address as recorded in the register of members of the Company on 11 June 2014 (the “Registered Address”). If the country of domicile of an individual H share shareholder is not the same as the Registered Address or if the individual H share shareholder would like to apply for a refund of the additional amount of tax finally withheld and paid, the individual H share shareholder shall notify and provide relevant supporting documents to the Company on or before Thursday, 5 June 2014. Upon examination of the supporting documents by the relevant tax authorities, the Company will follow the guidance given by the tax authorities to implement relevant tax withholding and payment provisions and arrangements. Individual H share shareholders may either personally or appoint a representative to attend to the procedures in accordance with the requirements under the tax treaties notice if they do not provide the relevant supporting documents to the Company within the time period stated above.

The Company assumes no responsibility and disclaims all liabilities whatsoever in relation to the tax status or tax treatment of the individual H share shareholders and for any claims arising from any delay in or inaccurate determination of the tax status or tax treatment of the individual H share shareholders or any disputes over the withholding mechanism or arrangements.

ANNUAL REPORT

The Annual Report for the year ended 31 December 2013 will be despatched to shareholders and made available on the website of The Stock Exchange of Hong Kong Limited (www.hkexnews.hk) and the website of the Company (www.chinatelecom-h.com) in due course.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Yang Jie as the president and chief operating officer, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Yang Xiaowei, Mr. Sun Kangmin and Mr. Ke Ruiwen as the executive vice presidents, Mr. Xie Liang as the non-executive director, Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura and Mr. Xu Erming as the independent non-executive directors.